Management Discussion and Analysis

This discussion and analysis of financial position and results of operations of Atlanta Gold Inc. (formerly Twin Mining Corporation) (the “Company") and its subsidiaries for the third quarter and the nine months ended September 30, 2007 has been prepared as of November 12, 2007. The discussion below should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three and nine months ended September 30, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.  The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in financial tables, except per share amounts, are expressed in thousands of Canadian or U.S. dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recent Annual Information Form, are filed with securities regulatory authorities in Canada and are available on SEDAR at www.sedar.com

Cautionary Statement on Forward Looking Information

This document includes “forward-looking information” and “forward-looking statements”, within the meaning of applicable securities legislation.  All statements other than statements of historical fact are forward-looking statements.  Forward-looking information and statements are based on assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

Forward-looking information and statements are frequently identified by the use of words such as “may”, “will”, “could”, “believe”, “intend”, “expect”, “seek”, “anticipate”, “plan”, “continue”, “estimate”, “predict”, “potential” and similar terminology suggesting outcomes or statements regarding an outlook.  Forward-looking information and statements involve known and unknown risks, uncertainties and other factors which may cause actual events and the Company’s actual results to differ materially from those predicted, expressed or implied by the forward-looking information and statements and readers are cautioned not to unduly rely on such forward-looking information and statements.  Such risks and uncertainties include, but are not limited to, risks associated with the mining industry (including operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of the Company to obtain all permits, consents or authorizations required for its operations and activities; and health, safety and environmental risks), the risk of resource prices and foreign exchange rate fluctuations, the Company’s limited financial resources and its ability to fund the capital and operating expenses necessary to achieve its business objectives.    Further information on the risks and uncertainties is described herein under “Uncertainties and Risk Factors” and in the Company’s Annual Information Form under “Risk Factors”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.  The Company undertakes no obligation to update publicly or revise any forward-looking information and statements or the foregoing list of factors, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

In this day and age, when much of the globe has been well explored for gold and silver, the opportunity to participate in a new and promising regional exploration play at an early stage represents an enticing prospect.  Major mining companies have been struggling to replace reserves and this partially accounts for the rise in gold and silver prices in the past year or so.  We appear to be in a generational bull market for mineral commodities, with prices for gold and silver at levels not seen in decades.  Investment in gold and silver exploration and development is now an attractive value proposition.  This bodes well for Company shareholders, and should result in some exciting investment opportunities in the coming period as the Company’s Atlanta gold property (“Atlanta”) in Elmore County, Idaho moves forward toward production.

2007 Technical Report

To independently verify the impacts of higher gold and silver prices on the open-pit mineable reserves at Atlanta and the corresponding increase in the value of Atlanta, mine engineering and geological consultants were contracted by the Company to prepare a NI 43-101compliant Technical Report (the “2007 Technical Report”) which was completed at the end of the second quarter of 2007.  The 2007 Technical Report provided the following reserve and resource estimates for Atlanta: reserves of 747,000 ounces of open-pit heap-leach recoverable gold with a weighted average grade of 0.05 ounces of gold per ton, resources (measured and indicated) of 1,468,000 ounces of gold at a cut-off grade of 0.02 ounces of gold per ton and potential additional resources of 635,000 ounces of gold in the inferred category.

New open-pit designs were completed for the proposed Monarch and Idaho Pits, using gold and silver prices of US$550 and US$10 per ounce respectively.  The 2007 open-pit designs will yield 747,000 ounces of saleable gold (equivalent) by cyanide heap leaching.  This is an increase of 222,000 ounces over the previous 43-101 Report, which incorporated results of the 2005 Feasibility Study with gold and silver prices of US$350 and US$6 per ounce respectively.

Using open-pit and heap-leach technologies based on proposed open pit designs in the 2007 Technical Report, the projected gross revenue and net profit from Atlanta are US$411 million and US$173 million respectively.  If the recent gold price of $750 is applied, the Atlanta 2007 open-pit designs will generate gross production revenue of approximately US$560 million.

The 2007 open pit designs are significantly larger than those contemplated in the 2005 Feasibility Study.  Table 1 below highlights this important factor, at three gold prices.  (Note:  The “2007 Estimate” data using a gold price of US$750 per ounce is not based on a specific pit design and is only an estimate using the same modeling database which was used in the 2007 Technical Report to illustrate the expected increase in excavated tonnage and gross production revenue which would be realized at this gold price.)

TABLE 1 Impact of Gold Price on Expected Volume of Ore and Waste Rock and Gross Production Revenue for Proposed Open Pit-Heap-Leach Operation
	Gold Price Per Ounce (US$)	Tons of Ore Mined	Tons of Waste Rock Mined	Total Tons (Ore + Waste Rock)	Strip Ratio Waste: Ore	Recoverable Equivalent Ounces of of Gold	Gross Production Revenue (US$MM)
2005 Feasibility Study	350	13,700,000	46,287,000	59,987,000	3.38:1	525,100	261
2007 Technical Report	550	23,196,000	67,399,000	90,595,000	2.91:1	747,200	411
2007 Estimate	750	27,000,000	71,000,000	98,000,000	2.63:1	800,000	560

2007 Surface Drilling Program and Proposed Underground Exploration Program

With the objective of further enhancing the value of Atlanta, the Company commenced a surface drilling program in the second quarter of 2007 aimed at increasing ore reserves along the Atlanta Shear Zone.  This zone remains open along strike both east and west, and at depth below the current open pit designs.

While some assays from the 2007 surface drilling are still pending, data received to date indicates an expansion of the Monarch Pit eastward is likely.  Mine design engineering to quantify this resource will be undertaken after drilling ceases for the winter shutdown. A table showing the 2007 surface drilling results to date for Atlanta is available on the Company's website at http://www.atgoldinc.com

Strong potential exists for discovery of underground minable zones beneath the Monarch Pit. Since 1985, most drill holes have been aimed at establishing open pit mineable reserves, to a depth of less than 700 feet.  During the first and second quarter of 2007, as indicated in the 2006 Annual Report, the Company has evaluated the potential for deeper ore by compiling and interpreting the existing geologic and drilling data at Atlanta.  The resulting database has been reviewed by number of consultants and potential investors.  Included in this data are 47 deep holes drilled to depths of 701 – 1,891 feet, with assays up to 2.1 ounces of gold per ton.  These deep holes demonstrate that gold mineralization continues at depth and there is the potential for both underground and open-pit mining. For the past six months Atlanta has been developing a new three-dimensional mine modeling database to further define future pits and possible drill targets.   This identified potential drilling targets in a significant mineralized zone (New Target Zone #1) which is approximately 700 feet below the west end of the Monarch Pit.

An underground bulk sample for metallurgical test work is the next logical step in moving Atlanta forward into the pre-feasibility stage of development of an underground mining operation. The Company has designed an underground portal and all supporting infrastructure to proceed with underground test mining and bulk sampling. All facilities related to an underground exploration program are on private property for which surface and mineral rights are controlled by the Company. If the bulk sample results and the underground pre-feasibility study are positive, the decline could be used to achieve limited production from a test milling facility. By staying on private property, the transition from underground exploration to underground mining could be accomplished smoothly and without permitting delays.

Elsewhere on the Atlanta property (off the Shear Zone), there are numerous target areas which supported historic underground mining operations.  There has only been limited exploration of those targets using modern exploration methods, and the Company believes that further exploration drilling is warranted in 2008.

The overall objective of the Company’s underground and surface exploration is to expand reserves at Atlanta to exceed one million ounces of recoverable gold.  As the above discussion suggests, this objective appears to be achievable.

Environmental Permitting

In addition to obvious economic benefits, Table 1 illustrates that gold price increases from US$350 in 2005 to US$550 in 2006 and to US$750 per ounce in 2007 would cause significant increases in heap leach pad area for ore and in waste rock disposal area. Such an increase in pit dimensions would have significant implications for environmental planning and permitting efforts at Atlanta.

The surface area implications of an increase in the gold price from US$350 to US$750 per ounce and implementation of either the pit design envisaged by the 2007 Technical Report or a design based on the 2007 Estimate would be as follows:

1.

The surface area of the heap-leach pads would increase by 1.7 times in the US$550 (2007 Technical Report) case and would almost double in the US$750 (2007 Estimate) case.  The Atlanta site is in rugged mountainous terrain, devoid of any flatlands.  The availability of potential pad construction sites is very limited, and heap leach pads must be located on U.S. Forest Service land, as the private property owned by Atlanta Gold would be essentially consumed by the proposed open-pits.

2.

The waste rock that must be mined from the larger pits would increase from 46 million in the US$550 (2007 Technical Report) case to 71 million tons in the US$750 (2007 Estimate) case. This exceeds the planned capacity of the Company-controlled Quartz Gulch canyon that had previously been proposed by the Company as the location for waste rock storage.  New 2007 open-pit mine designs have included 2 or 3 new waste dumps on U.S .Forest Service land, to contain the greater tonnage of waste rock.

The Environmental Impact Statement (“EIS”) permitting process in the United States requires that “reasonably foreseeable future impacts” must be evaluated along with the more immediate impacts of the basic project as proposed under price, cost and market conditions prevailing at the time of the EIS.  Whereas larger open pits were previously only a possibility, at US$750 gold, they could now be the base case proposal which the environmental agencies must address.

A gold price of US$750 per ounce also increases the likelihood that a significant portion of the underground resources will become economic at the Atlanta site.  For this reason, the potential impacts of an underground mine will be included in the permitting studies.

Economic, Environmental and Permitting Improvements

On September 27, 2007, the Company issued a news release describing engineering studies that were underway for a new ore processing plan for the Atlanta ore reserves.  This new plan would combine heap leaching of lower grade ore from open-pit mining, with milling of higher grade ore from underground mining.  The mill would also process high grade ore selectively mined from the open pits, which would result in higher recovery rates than those from the heap-leach operation.

The primary objective of all proposed revisions to development plans for Atlanta is to improve profitability while demonstrating to investors and the local community that gold mining at Atlanta will have a positive impact on the environment. Recovery from milling is expected to be 85-90%, far exceeding the predicted 64% from heap leaching and this will result in a significant increase in production revenue.  Milling costs are estimated to be much less than the increase in production revenue.

More critically however, the parallel heap leach and milling plan offers significant opportunities for permitting of the overall Atlanta project for the following reasons.

a)

Open pit tonnages (ore and waste) could be reduced if underground mining can economically remove ore from the lower 100-200 feet of what would otherwise be open pits.

b)

A significant percentage of the sulphides that exist in the Atlanta Shear Zone ore could be removed from the heap leach feed, if the milling operation was to include a flotation circuit.

c)

A large decrease in U.S. Forest Service land requirements could be achieved if on-off (load-unload-reload) leach pads were adopted.  With on-off pads, the ore processing sequence is (1) loading ore on a pad, (2) cyanide leaching of the ore on the pad, (3) rinsing of the heaped ore to State-mandated specifications of purity, (4) unloading of the leached / rinsed ore to a designated disposal area, and finally (5) re-loading of the pad with fresh ore to renew the cycle of heap leaching using the same pad area.

d)

Lower sulphide content in the heap leach feed improves the potential for using on-off (load-unload-reload) heap leach pads, minimizing the acreage of pads required.

e)

On-off (load-unload-reload) heap leaching would increase the tons of material available for backfilling into the open pits, reducing the footprint of the project.

f)

On-off (load-unload-reload) heap leaching would allow for greater application of concurrent reclamation, thus reducing visual impacts, surface area required and environmental bonds.

g)

A longer-life project at Atlanta with greater socio-economic benefits would result if underground mining was to supplement the annual gold production expected from heap leaching.

h)

Water requirements for ore processing can be reduced if milling is incorporated.

i)

For the ore reserves processed by milling, no cyanide would be required.  In addition, the removal of high-grade ore from the heap leach feed (and into the mill) would allow lower cyanide concentration and usage on the heaps.

Overview of Financial Results

Equity Financing

Although the Company did not complete any financings during the third quarter of 2007, it is currently in the process of securing funds from a private offering. The net proceeds from this offering will be used to continue exploration and development at Atlanta and for working capital purposes.

Liquidity and Capital Resources

Cash as at September 30, 2007 was $197,000 compared to $1,685,000 as at December 31, 2006. The working capital deficiency as at September 30, 2007 was $1,039,000 compared to a surplus of $120,000 as at December 31, 2006.

The decrease in cash was $1,488,000 for the nine months ended September 30, 2007 compared to an increase in cash of $338,000 for the comparative period ended September 30, 2006. Cash used in operations for the first nine months of 2007 was $1,294,000 compared to $1,909,000 for the comparative nine months ended September 30, 2006, with the higher 2006 expenditures reflecting significant payments to suppliers in respect of services provided in prior periods. Cash generated from financing activities was $3,135,000 for the first nine months of 2007 compared to $4,221,000 for the comparative nine months ended September 30, 2006. Cash used in respect of the Company’s mineral properties increased in the first nine months of 2007 to

$3,017,000, compared to $1,961,000 for the nine months ended September 30, 2006. These are summarized below.

(Canadian dollars in 000’s)

	Nine months ended
	September 30, 2007	September 30, 2006
Investing (financing) activity
Fixed asset additions	311	13
Mineral property expenditures:
Atlanta gold	2,923	1,378
Brodeur diamond	56	546
Other Canadian properties	39	37
	3,018	1,961
Investing activity	3,329	1,974
Financing activity	(3,135)	(4,221)
Operating activity	1,294	1,909
Total	1,488	(338)

Additional funds will be required by the Company to carry out all of its programs planned for the fourth quarter of 2007 and first half of 2008. There is no assurance that sufficient funding will be available on a timely basis on terms acceptable to the Company. Delays in obtaining adequate additional funding may result in the postponement or termination of planned programs.

Equity

As at September 30, 2007, the Company had 18,612,711 common shares outstanding, compared to December 31, 2006, when the Company had 14,890,711 (pre-consolidated 223,360,501) common shares outstanding.  Shareholders’ equity as at September 30, 2007 increased to $66,626,176 from $63,500,087 as at December 31, 2006, but remained unchanged from June 30, 2007, reflecting completion of the equity financing in May 2007, when the Company issued 3,722,000 common shares. The Company issued 2,767,085 common shares during the same period in 2006 in satisfaction of outstanding debt owed to two directors of the Company and in respect of private placement offerings of flow-through and regular common shares. Share issue costs of $215,000 were incurred during the first nine months of 2007, compared with costs of $393,000 incurred during the same period in 2006.

As at September 30, 2007, the Company had a total of 111,590 (December 31, 2006 – 393,525) share purchase warrants outstanding with a weighted average exercise price of $2.92 (December 31, 2006 - $3.00) per share and a weighted average life of 4.5 months (December 31, 2006 – 9 months). An aggregate of 281,935 (pre-consolidated – 4,229,025) stock purchase warrants expired during the first nine months of 2007, and another 20,478 stock purchase warrants expired in October 2007.

Stock options of 206,667 (December 31, 2006 - 363,333) were outstanding as at September 30, 2007, and have a weighted average exercise price of $2.90 per share (December 31, 2006 - $4.05 share) and a weighted average term of exercise of 37 months (December 31, 2006 – 37 months). An aggregate of 106,666, (pre-consolidated – 2,500,000) stock options expired unexercised during the first nine months of 2007.

General and Administrative Expenses

Corporate overhead expenses were $1,023,000 for the first nine months of 2007 compared to $1,416,000 for the same period in 2006. The decrease reflects lower salaries and consulting fees in 2007 and also reflects lower stock-based compensation expense as fewer stock options were granted in 2007 as compared to the comparable period in 2006. These declines were partially offset by higher administrative and office expenses incurred by the Company during the first nine months of 2007.

A provision for future income taxes of $1,017,000 was recorded in the first nine months of 2007 compared to nil for the same period in 2006, when the future income tax provision was recorded at the end of the fiscal year when estimates became available.

Capital Expenditures

Atlanta:

Expenditures during the third quarter of 2007 of  $1,239,000  was comprised of the following: a) $230,000 incurred in operating expenses and contractors for the surface exploration program; b) $244,000 to complete the NI 43-101 compliant technical report, and for a Conceptual Design Study proposing parallel mining (open-pit and underground) and processing (heap-leach and mill) systems for Atlanta; c) $ 228,000 for permitting and work on baseline environmental studies; d) $36,000  in carrying costs to maintain claims in good standing; and e) $501,000  incurred in operating and office costs, including $354,000 for payroll, benefits and training.

In comparison, expenditures of $435,000 were incurred in the third quarter of 2006, when work was focused predominantly on the “Revised Supplement to the Plan of Operation” (“Revised SPOO”) submitted to the Boise National Forest (“BNF”). BNF determined that the Revised SPOO contained sufficient detail to continue further environmental analysis of the proposed Atlanta gold mine.

Brodeur:

The Company has a 100% interest in the Brodeur diamond property (“Brodeur”) consisting of 104 mineral claims located on the Brodeur Peninsula of Baffin Island covering approximately 249,133 acres (1,008 square kilometers).

By agreement dated April 27, 2000 between the Company and Helix Resources Inc. (“Helix”), as amended on May 5, 2005 (as amended, the “Agreement”), the Company acquired three mining claims staked on Brodeur (the “Helix Claims”). Pursuant to the Agreement:

1.

The Company is required to pay Helix $150,000 annually on January 3rd of each year until production of 500,000 carats of diamonds from the Helix Claims has been achieved or the Agreement has been terminated.

2.

50% of annual payments made after 2004, and all of certain payments made to Helix prior to 2005 are deemed to be advances against future royalty payments. Payments to Helix under the Agreement were made on January 3, 2006 and on January 5, 2007. In addition, under the terms of this Agreement, $500,000 is due to Helix upon receipt of all development permits and $1,000,000 plus 33,333 common shares of the Company are due upon production of 500,000 carats from the Helix Claims. Subsequently, Helix retains a 5% net profits interest and a 1% gross royalty on the Helix Claims.

During the third quarter of 2007, the Company received $166,000 from the sale of fuel supplies at Brodeur to a third party. This compares to the $193,000 incurred primarily in respect of field supplies acquired from a supplier in anticipation of the Company’s 2006 summer program and payments made for 43-101 Technical Reports prepared in respect of the Brodeur and Torngat properties in 2006. The Company has recovered a total of approximately 51.1 carats of diamonds from the Freightrain kimberlite in 2001 and 2002 from 12 samples weighing a total of 248.4 tonnes.

Abitibi:

The Company holds an option obtained in August 2003 to acquire a minimum 60% interest in 62 claims from Breakwater Resources Ltd. (“Breakwater”), and holds a 100% interest in 13 Bousquet claims.

During the third quarter of 2007, the Company paid $25,000 to Breakwater to maintain the Company’s option on Abitibi. The Company plans to undertake a modest exploration program to be carried out during the last quarter of 2007 on certain exploration targets identified on the Normar portion of the property.

Torngat:

The Company has a 100% interest in the Torngat diamond property ("Torngat") located in the Province of Québec, consisting of one mining exploration permit and thirty four mining claims.

Torngat has been on care and maintenance since 2003 and the remaining book value of $2,692,000 was written off in December 2006.  The Company has incurred sufficient expenditures to keep its permit and claims in good standing until 2009. During the third quarter of 2007, the Company paid to QMNR in respect of annual renewal fees of $6,000 in respect of its sole permit. The Company has recovered approximately 17.1 carats of diamonds from Torngat in 2000 from 12 samples weighing a total of 343.01 tonnes.

Layuh:

The Company’s Layuh gold property in Kalimantan, Indonesia (“Layuh”) had been on care and maintenance since 1999. The Company wrote-off Layuh’s carrying value in 2004.

Contingencies and Commitments

All amounts in this section are expressed in thousands of Canadian dollars, except in respect of Atlanta, which are expressed in thousands of U.S. dollars.

The Company is obligated to incur qualifying exploration expenditures in Canada (“CEE”) within 24 months of the date of renouncement of the associated tax deductions. As at September 30, 2007, the Company is committed to incurring $128,000 in CEE by December 31, 2007 arising from a flow-through share financing completed in May 2006.

The Company has made commitments in respect of its head office leases and mineral properties as follows:

(C$ in 000’s)

	Years 1-2	Years 3-4	Beyond Year 4
Head office	145	21	1
Atlanta (1) (2)	400	120	50
Abitibi	25	-	-
Brodeur (3)	150	150	150

1.

Pursuant to an amendment to one of the Atlanta lease-purchase option agreements, a final option payment of $120,000 which was due in December 2006, will be repaid in equal installments to December 2010, and include accrued simple interest of 5% per year.

2.

Pursuant to the Lease / Option to Purchase agreement with Monarch Greenback, LLC (“Monarch”), the Company has an option to purchase Monarch’s surface and mineral rights on February 2, 2009 for $2,875,000.

3.

Paid to Helix Resources Inc. on January 3, 2007.  Payments are to be made annually until the production of 500,000 carats of diamonds or the termination of the existing claims purchase agreement with Helix.

By agreement dated August 29, 2003 between the Company and Breakwater, the Company has the exclusive right and option to earn a minimum 60% interest in the Property by paying annual taxes and otherwise maintaining the Property in good standing and by making cash payments aggregating $125,000 and by incurring exploration expenditures aggregating $3,500,000 by September 1, 2008.

When the Company has earned a minimum 60% interest in the Property, it will have the irrevocable right to acquire a further 10% undivided interest by making an additional cash payment of $100,000 to Breakwater. Within six months after preparation of an independent feasibility study, the Company will have the irrevocable right to acquire a further 10% undivided interest in the Property by making an additional cash payment of $500,000 to Breakwater.

Upon the Company earning a 60% interest in the Property, a joint venture will be formed between the Company and Breakwater and expenditures will be shared by the parties in accordance with their respective percentage ownership interests. If a party fails to contribute its proportionate share of expenditures, then such party’s interest will be diluted accordingly. If Breakwater’s interest is reduced to or below a 10% interest, such interest will be converted to a 1.5% net smelter return royalty interest (the “NSR”). The Company has the right to purchase this NSR by making a cash payment of $1,500,000 to Breakwater.

Since September 1, 2004, the Company has made total cash payments of $100,000 to Breakwater and incurred (or had incurred on its behalf) exploration expenditures totaling approximately $2,222,000 as at September 30, 2007. This includes a 10% overhead component on all exploration expenditures including approximately $108,000 incurred on behalf of the Company by a former option holder. As at September 30, 2007, the Company has incurred sufficient exploration expenditures to maintain the Property in good standing until September 1, 2008. A cash payment of $25,000 and expenditures of approximately $1.3 million are required to be made by September 1, 2008 to maintain the option and to earn an initial 60% interest.

Contingencies and commitments are described in Note 10 to the Company’s interim unaudited consolidated financial statements for the nine months ended September 30, 2007.

Summary of Quarterly Results

Head office expenses of $353,000 incurred during the third quarter of 2007 declined from $612,000 incurred during the same period in 2006, reflecting lower stock based compensation expense in 2007 and lower consulting and professional fees as compared to the comparable period in 2006, during which the Company commenced investigation of a potential corporate reorganization. Interest income earned in the third quarter of 2007 was unchanged compared to the same period in 2006 and declined from that earned in the prior quarter, reflecting lower cash levels during the third quarter. The strengthening of the Canadian dollar relative to the U.S. dollar resulted in the Company realizing a foreign exchange gain of approximately $26,000 during the third quarter of 2007, as compared to an exchange gain of approximately $20,000 realized in the third quarter of 2006.

The following table discloses certain financial data for the eight most recently completed quarters, expressed in thousands of Canadian dollars  (except per share data - basic and fully diluted):

Quarter ended	Total Revenue(5)	General and Administrative Expenses	Net Loss(3)	Loss per Share(4)
September 30, 2007	-	353	739 (1) (2)	0.04
June 30, 2007	-	264	541(1)	0.03
March 31, 2007	-	406	714 (1)	0.04
December 31, 2006	-	276	4,240 (1)	0.33
September 30, 2006	-	612	586 (2)	0.05
June 30, 2006	-	326	364 (2)	0.03
March 31, 2006	-	479	425 (2)	0.04
December 31, 2005	-	96	876 (1)	0.09

1.

Includes write down of mineral property costs of $4,895 taken in the fourth quarter of 2006, $800 taken in the fourth quarter of 2005, and a provision for future income tax liability of $237 taken in the fourth quarter of 2005, $307 taken in the first quarter of 2007, $293 taken in the second quarter of 2007, and $417 taken in the third quarter of 2007.

2.

Includes stock based compensation expense of $6 incurred in the third quarter of 2007, $16 incurred in the fourth quarter of 2006, $38 incurred in the third quarter of 2006, $7 incurred in the second quarter of 2006 and $152 incurred in the first quarter of 2006.

3.

The Company has not incurred any losses arising from discontinued operations or extraordinary items in the last eight quarters.

4.

Loss per share adjusted to reflect share consolidation on a basis of one consolidated share for fifteen pre-consolidation shares.

5.

Since the Company is a development-stage company, it does not generate any revenue.

The Company presently operates in two countries, Canada and the United States. Corporate administrative activities are carried out in Canada. The Company has an interest in four mineral properties. Two are gold properties and two are diamond properties.  The Company’s activities to date during 2007 have focused on its Atlanta gold project.

Exploration work, particularly at the Company’s diamond properties, is significantly affected by the weather and light conditions that prevail in the Canadian Arctic in the fall and winter seasons. The level of the Company’s activities at the Atlanta and Abitibi gold properties are also somewhat impacted by winter weather conditions. These factors result in lower overall levels of activity on the Company’s properties during these seasons. However, as Atlanta advances toward the production stage and permanent facilities are constructed, the impact of adverse weather conditions will be reduced.

The Company regularly assesses whether any impairment has occurred in the carrying value of its mineral properties. If such impairment has occurred, a write-down is charged in the period that the impairment took place. During the first nine months of 2007, the Company has determined that no impairment in the carrying value of any of its mining properties had occurred.

Outlook

Underground Program at Atlanta

Subject to the availability of financing, the planned exploration program in 2008 will help to identify the presence or absence of additional ore reserves and resources. The objectives of the underground exploration of the Atlanta deposit are to test the down-dip projection of ore shoots in the Atlanta Shear Zone. The drilling program will facilitate development of future mine plans and more comprehensive modeling of hydro-geological conditions and mineralization.

The Company expects to commence construction of a portal in Quartz Gulch, north of the Atlanta Shear in the fourth quarter of 2007. The exploration decline will be 10 feet wide and 13 feet high, declining at 15% along a 1,000-foot length. It will be driven south to cross the Atlanta Shear, with drill stations established along the decline. The initial drilling will probe the Shear zone to evaluate rock mechanics and to precisely locate high-grade zones within the Shear. Where the decline cuts across the Shear Zone, valuable bulk ore samples of varying grades and rock character will be obtained for metallurgical testing of milling processes. Crosscuts within the Shear Zone will allow for the evaluation of underground mining methods.

Construction of the decline will facilitate more effective exploration of underground targets, confirmation of grade and continuity of existing mineral resources using shorter and more closely-spaced drill holes than would have been practical from surface. Evaluation of underground mining feasibility requires actual drifting in ore and collection of geotechnical data. The decline may be suitable for use as part of a future underground mine. The decline is expected to reach the 1,000-foot target within nine months and once exploration drilling commences, it is expected to continue to the end of 2008. This is the first phase of an advanced exploration program with the objective of determining the presence of sufficient high grade gold reserves to justify the establishment of an economic underground gold mine operation.

Abitibi Gold Properties

The Company plans to continue exploration on the Abitibi properties either directly or in conjunction with potential joint venture partners.

Brodeur and Torngat Diamond Properties

The Company continues to investigate alternatives to unlock the value of the Brodeur and Torngat diamond properties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

Current liabilities as at September 30, 2007 include $60,000 due to a former director for a demand loan and outstanding expenses of $21,000 due to an officer and to a director of the Company. During the third quarter of 2007, consulting fees of $80,500 were paid to two officers and interest expense of $4,500 was paid to two former directors of the Company in respect of outstanding demand loans made to the Company. In June 2007, the Company repaid $125,000 of an outstanding demand loan to a former director and officer of the Company and paid $303,012 to be held in trust on behalf of the former director and officer pending resolution of certain outstanding claims between the parties. In November 2007, the Company issued a demand note to a director of the Company in respect of a $200,000 loan.  The demand loan is unsecured and bears interest at 5% per year.

Changes to Significant Accounting Policies

During the third quarter of 2007, there were no changes to significant accounting policies from those followed during the same period in 2006 and for the year ended December 31, 2006.

Significant Accounting Estimates

In preparing these interim financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that materially affect the consolidated financial statements and involve a significant level of judgment by management. Management’s critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and mining taxes, mineral reserves, contingencies and pension, stock options and warrants, and other post retirement benefits.

From time to time, the Company may be subject to lawsuits or threatened lawsuits. When management believes that the likelihood is that a plaintiff will be awarded damages against the Company or that a monetary settlement will be reached, a provision is made for amounts claimed.

Critical estimates used in preparing the consolidated financial statements were unchanged during the quarter from those applied in preparing the statements for the year ended December 31, 2006.

Changes to Internal Controls over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the third quarter of 2007 that have affected or which are reasonably likely to materially affect the Company’s internal control over financial reporting.

Share Capital

As at November 12, 2007, the Company had 18,612,711 common shares outstanding.  The Company also had incentive stock options outstanding to purchase 206,667 common shares at prices ranging from $0.90 to $6.75 per share with terms of exercise expiring between January 2008 and August 2012. The Company also has warrants outstanding to purchase 91,112 common shares at prices ranging from $1.80 to $3.45 per share, exercisable for terms expiring between November 2007 and May 2008.

Uncertainties and Risk Factors

The Company does not currently hold any interest in a mining property in production and its future success depends upon its ability to find, develop, exploit and generate revenue from mineral deposits. Exploration and development of mineral deposits involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate and there can be no assurance that any of the Company’s current projects will ultimately be developed into a profitable mining operation. A number of factors beyond the control of the Company may affect the marketability of any diamonds, gold or any other minerals discovered. Resource prices have fluctuated widely and are beyond the Company’s control. Revenue and profitability will be determined by the relationship of the Company’s production costs and in respect of diamonds, the relative quality of the diamonds extracted and in respect of gold, the recovered grade of gold, to resource prices.  The effect of these factors cannot accurately be predicted. The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties with the possible dilution or loss of such interests. The operations of the Company require licenses and permits from various governmental authorities and while the Company currently holds all necessary licenses and permits required to carry on its activities and believes it is complying with such licenses, permits and all applicable laws and regulations, such licenses, permits and laws are subject to change and there can be no assurance that the Company will in future be able to obtain all necessary licenses and permits. Furthermore, the cost of complying with changes in governmental laws and regulations has the potential to reduce the profitability of future operations. The acquisition of title to mineral projects is a very detailed and time-consuming process and although the Company has taken precautions to ensure that legal title and interest to its properties are properly recorded, there can be no assurance that the interests of the Company in any of its properties may not be challenged or impugned. In management’s view, there has been no material change in the nature or magnitude of any of the risks faced by the Company during the third quarter of 2007.

November 12, 2007